UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                         SCHEDULE 13D
                      (Amendment No. 1)

         Under the Securities Exchange Act of 1934


                    Image Industries, Inc.
                      (Name of Issuer)


                       Common Stock
             (Title of Class and Securities)


                        45244B106
          (CUSIP Number of Class of Securities)

                    Michael J. Halpern
            1999 Avenue of the Stars, Suite 1950
                  Los Angeles, CA  90067
                     (310) 201-7795

                        Copy to:

                     Jeanne M. Flynn
                  O'Melveny & Myers LLP
            1999 Avenue of the Stars, 7th Floor
                 Los Angeles, CA  90067
                      (310) 553-6700
          (Name, Address and Telephone Number
                 of Person Authorized
         to Receive Notices and Communications)

                      June 24, 1996

           (Date of Event Which Requires Filing
                   of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this Statement: [ ]

(1)  NAME OF REPORTING PERSON

          Dorchester Partners, L.P.


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP:
                                               (a)  [x]
                                               (b)  [ ]


(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS

         WC


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                [  ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE


                     : (7) SOLE VOTING POWER
                     :  -0- SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     :   439,900 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          :   -0- SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     :   439,900 SHARES OF COMMON STOCK


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          439,900 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                    [  ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.35%


(14) TYPE OF REPORTING PERSON

          PN

(1)  NAME OF REPORTING PERSON

     Dorchester Advisors, Inc.


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP:
                                         (a)  [X]
                                         (b)  [ ]


(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS

          AF


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                             [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA


                     : (7) SOLE VOTING POWER
                     :   -0- SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     :   439,900 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          :   -0- SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     :   439,900 SHARES OF COMMON STOCK


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          439,900 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                   [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)

          8.35%


(14) TYPE OF REPORTING PERSON

          CO

(1)  NAME OF REPORTING PERSON

          Michael J. Halpern


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                           (a)  [X]
                                           (b)  [ ]


(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS

          PF, AF

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA

                     : (7) SOLE VOTING POWER
                     :   5,800 SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     :   445,700 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          :   5,800 SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     :   445,700 SHARES OF COMMON STOCK


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          445,700 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES              [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11)

          8.46%


(14) TYPE OF REPORTING PERSON

          IN

          This Amendment No. 1 to Schedule 13D, filed on behalf of Dorchester Partners, L.P., a Delaware limited partnership ("Partners"), Dorchester Advisors, Inc., a California corporation ("Advisors"), and Michael J. Halpern, an individual ("Halpern"), hereby amends the Schedule 13D filed on October 25, 1995 as follows:


ITEM 1.   SECURITY AND ISSUER

          Item 1 is hereby amended by replacing the last sentence thereof with the following information:

          At June 28, 1996, Image had outstanding 5,266,285 shares of Common Stock.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended to supply the following additional information:

          As of the date hereof, Partners is the direct, beneficial owner of 439,900 shares of Common Stock, which constitutes 8.35% of the outstanding shares of Common Stock. Advisors does not directly own any Common Stock but, by virtue of its position as the general partner of Partners, may be deemed to own beneficially the shares of Common Stock held by Partners. As of the date hereof, Halpern is the direct, beneficial owner of 5,800 shares of Common Stock and, by virtue of his status as controlling stockholder of Advisors, may be also deemed to own beneficially the shares of Common Stock held by Partners. As a result, Halpern's direct and indirect beneficial ownership aggregates 445,700 shares, representing 8.46%, of the outstanding shares of Image Common Stock.

          The following table sets forth the transactions effected by Partners during the past sixty days. Each of the transactions set forth below reflects a purchase or sale effected by means of an over-the-counter trade. The Price Per Share excludes commissions, if any.


[CAPTION]


                                         Number of
               Buy                       Shares
               or           Price Per    Acquired
Trade Date     Sell         Share        or Sold
- ----------     ----         ---------    ---------
04/25/96       B            12.938       1,000
04/26/96       B            12.500       1,000
04/29/96       B            12.375       5,000
04/30/96       B            12.250       5,000
05/02/96       B            12.000       2,500
05/03/96       S            11.875       4,000
05/07/96       B            12.063       5,000
05/08/96       B            11.875       2,000
05/09/96       B            12.125       400
05/10/96       B            11.750       4,000
05/13/96       B            11.750       300
05/14/96       B            11.625       1,000
05/15/96       B            11.625       1,000
05/17/96       S            11.750       2,600
05/20/96       S            11.750       3,000
05/24/96       S            12.224       3,800
05/29/96       S            12.438       2,500
05/31/96       B            13.125       1,500
05/31/96       B            13.250       1,000
06/03/96       B            13.796       7,000
06/04/96       B            14.014       9,000
06/05/96       B            14.125       2,000
06/11/96       S            13.500       200
06/12/96       B            13.500       2,000
06/14/96       B            13.750       1,000
06/17/96       B            13.958       3,000
06/24/96       B            14.000       25,000
06/25/96       B            14.000       1,000
06/27/96       B            13.875       1,000


                             SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 1996



                          DORCHESTER ADVISORS, INC.

                          By:__/s/ Michael J. Halpern__
                              Michael J. Halpern
                              President

                          DORCHESTER PARTNERS, L.P.

                          By: Dorchester Advisors, Inc.
                              General Partner

                              By: __/s/ Michael J. Halpern__
                                    Michael J. Halpern
                                    President


                              __/s/ Michael J. Halpern__
                                  Michael J. Halpern